UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

FX ALLIANCE INC.

(Name of Subject Company)

FX ALLIANCE INC.

(Name of Person Filing Statement)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

361202104
(CUSIP Number of Class of Securities)

Philip Z. Weisberg

Chief Executive Officer
FX Alliance Inc.
909 Third Avenue, 10th Floor

New York, New York 10022

(646) 268-9900
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

David Fox, Esq.

Joshua N. Korff, Esq.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

(212) 446-4800

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by FX Alliance Inc., a Delaware corporation (the “Company”), on July 18, 2012, as amended by the Schedule 14D-9/A filed with the SEC by the Company on July 24, 2012 (as may be further amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer (the “Offer”) by CB Transaction Corp. (“Merger Sub”), a Delaware corporation and a direct wholly-owned subsidiary of Thomcorp Holdings Inc. (“Parent”), a Delaware corporation and indirect wholly-owned subsidiary of Thomson Reuters Corporation, a corporation under the laws of the Province of Ontario, Canada (“Thomson Reuters”), to purchase all of the Company’s outstanding common stock, par value $0.0001 per share (the “Shares”) at a price per Share equal to $22.00 in cash, net to the seller, without interest and less any applicable taxes required to be withheld, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 18, 2012 (as amended or supplemented from time to time), and in the related Letter of Transmittal (as amended or supplemented from time to time). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time), filed by Merger Sub, Parent and Thomson Reuters with the SEC on July 18, 2012.

The information in the Schedule 14D-9 is incorporated in this Amendment No. 2 by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 3.  Past Contacts, Transactions, Negotiations and Agreements.

Item 3, “Past Contacts, Transactions, Negotiations and Agreements” and the disclosure under the heading titled “Arrangements with Principal Stockholders—Tender and Support Agreements” is hereby amended and supplemented by inserting at the end of the second paragraph thereunder the following two sentences:

“The Lock-Up Waivers were released from escrow and became effective on July 26, 2012.  The foregoing description is qualified in its entirety by reference to the Lock-Up Waivers, which are filed as Exhibits (e)(19) through (e)(21) to the Schedule 14D-9.”

Item 8.    Additional Information.

Item 8, “Additional Information” and the disclosure under the heading titled “Regulatory Approvals—Antitrust Approvals” is hereby amended and supplemented by inserting at the end of such subsection the following paragraph:

“On July 30, 2012, at 11:59 p.m. (New York time), the 15-day waiting period pursuant to the HSR Act applicable to the Offer expired, with neither Parent nor the Company receiving a Request For Additional Information and Documentary Material from either of the Antitrust Division or the FTC during such period.  As a result, the applicable condition to the Offer with respect to the HSR Act has been satisfied.  On July 31, 2012, the Company and Thomson Reuters issued a joint press release announcing the expiration of the HSR Act waiting period, a copy of which is filed as Exhibit (a)(5)(H) and incorporated herein by reference.”

Item 8, “Additional Information” and the disclosure under the heading titled “Lock-Up Agreements” is hereby amended and supplemented by inserting at the end of such subsection the following two sentences:

“The Lock-Up Waivers and the waiver applicable to the remaining shares subject to such lock-up restrictions were each released from escrow and became effective on July 26, 2012.  The foregoing description is qualified in its entirety by reference to the Lock-Up Waivers and such waiver, which are filed as Exhibits (e)(19) through (e)(21), and Exhibit (e)(22), respectively, to the Schedule 14D-9.”

Item 8, “Additional Information” and the disclosure under the heading titled “Litigation” of the Schedule 14D-9 is hereby amended and restated in its entirety as follows:

“On July 13, 2012, a putative stockholder class action complaint was filed in the Supreme Court of the State of New York (County of New York), captioned Rubin v. FX Alliance Inc., Case No. 652450/2012.  An amended complaint was filed on July 24, 2012.  The amended complaint named as defendants the Company, Philip J. Weisberg, Kathleen Casey, Caroline [sic] Christie, James L. Fox, Gerald D. Putnam, Jr., John C. Rosenberg, Peter Tomozawa, Robert Trudeau, Thomson Reuters, Parent, and Merger Sub. The amended complaint alleged generally that all defendants breached their fiduciary duties by failing to properly value the Company, failing to take steps to maximize the value of the Company to its public shareholders, employing efforts to unfairly coerce the Company’s public shareholders to approve the deal, and in favoring their own interests over those of the Company’s public shareholders. The amended complaint further alleged that the Company and Thomson Reuters aided and abetted the defendants in breaching their fiduciary duties. The amended complaint sought an injunction to prohibit the consummation of the proposed transaction, rescission of the transaction (in the event the transaction had already been consummated), imposition of a constructive trust, compensatory or rescissory damages, and costs and disbursements, including expenses, attorneys’ and experts’ fees. On July 26, 2012, the plaintiff filed with the court a stipulation of voluntary discontinuance without prejudice pursuant to New York C.P.L.R. 3217(a)(2) and (c), thereby causing the case to be dismissed without prejudice. The foregoing description is qualified in its entirety by reference to the complaint, the amended complaint and the stipulation of voluntary discontinuance without prejudice, which are filed as Exhibits (a)(5)(C), (a)(5)(G) and (a)(5)(I), respectively, to the Schedule 14D-9.

On July 19, 2012, a putative stockholder class action complaint was filed in the Supreme Court of the State of New York, captioned Dart Seasonal Products Retirement Plan v. FX Alliance Inc., Index No. 652509/2012.  An amended complaint was filed on July 24, 2012.  The amended complaint named the Company, the Company Board, and Thomson Reuters as defendants.  The amended complaint alleged that the members of the Company Board breached their fiduciary duties by, among other things, directing the Company to enter into the proposed transaction with Thomson Reuters without regard to the fairness of the transaction, which the plaintiff alleged does not maximize shareholder value.  The amended complaint further alleged that the Company and Thomson Reuters aided and abetted the purported breach of fiduciary duties.  The amended complaint sought, among other things, an injunction prohibiting consummation of the proposed transaction, rescission (in the event the transaction had already been consummated) or rescissory damages, and costs, including reasonable attorneys’ and experts’ fees and costs.  On July 26, 2012, the plaintiff filed with the court a stipulation of voluntary discontinuance without prejudice pursuant to New York C.P.L.R. 3217(a)(2) and (c), thereby causing the case to be dismissed without prejudice.  The foregoing description is qualified in its entirety by reference to the complaint, the amended complaint and the stipulation of voluntary discontinuance without prejudice, which are filed as Exhibits (a)(5)(E), (a)(5)(F) and (a)(5)(J), respectively, to the Schedule 14D-9.

On July 27, 2012, a putative stockholder class action complaint was filed in the Chancery Court of the State of Delaware, captioned Rubin v. FX Alliance Inc., Case No. 7730. The complaint names as defendants the Company, Philip J. Weisberg, Kathleen Casey, Caroline [sic] Christie, James L. Fox, Gerald D. Putnam, Jr., John C. Rosenberg, Peter Tomozawa, Robert Trudeau, Thomson Reuters, Parent, and Merger Sub. The complaint alleges generally that all defendants have breached their fiduciary duties by failing to properly value the Company, failing to take steps to maximize the value of the Company to its public shareholders, employing efforts to unfairly coerce the Company’s public shareholders to approve the deal, and in favoring their own interests over those of the Company’s public shareholders. The complaint further alleges that the Company and Thomson Reuters have aided and abetted defendants in breaching their fiduciary duties. The complaint seeks an injunction prohibiting consummation of the proposed transaction, rescission of the transaction (in the event the transaction has already been consummated), imposition of a constructive trust, compensatory and/or rescissory damages, and costs and disbursements, including expenses, attorneys’ and experts’ fees. The Company believes the plaintiffs’ allegations lack merit and will vigorously contest them.  The foregoing description is qualified in its entirety by reference to the complaint, which is filed as Exhibit (a)(5)(K) to the Schedule 14D-9.”

Item 8, “Additional Information” and the disclosure under the heading titled “Financial Projections” of the Schedule 14D-9 is hereby amended and supplemented by inserting the word “Adjusted” prior to the phrase “Operating Expenses” in each of the three tables captioned “Company Management Case 2 Summary,” “Company Management Case 1 Summary” and “Company Management Case 3 Summary” and in footnote (d) in such subsection.

Item 8, “Additional Information” and the disclosure under the heading titled “Financial Projections” of the Schedule 14D-9 is hereby amended and supplemented by inserting the following at the end of such subsection:

“Regulation G Disclosure—Non-GAAP Financial Information

The financial projections set forth above in this section captioned “Financial Projections”, which were provided to the Company Board and J.P. Morgan, and a portion of which were provided to bidders (in each case, as more fully described above in this section captioned “Financial Projections”), include non-GAAP financial measures that are subject to significant limitations as analytical tools, and readers should not consider them in isolation or as a substitute for GAAP financial measures.  The non-GAAP financial measures presented by the Company may not be comparable to similarly titled measures of other companies.

Set forth below are reconciliations of the non-GAAP financial measures in the table captioned “Company Management Case 2 Summary” to what the Company believes represent the most comparable GAAP financial measures, as of the date the information included in the financial projections was prepared (dollars in millions; totals may not add due to rounding):

	2012	2013	2014	2015
Net income	$24.7	$32.9	$43.5	$53.8
Provision for income taxes	16.4	21.8	28.8	35.6
Interest and other income (expense), net	(0.1)	—	—	—
Depreciation and amortization	11.9	14.3	15.5	16.0
Initial public offering expenses	1.4	—	—	—
Unadjusted EBITDA	$54.3	$69.0	$87.8	$105.3

Stock-based compensation expense	4.4	4.8	4.8	5.0
Adjusted EBITDA	$58.7	$73.8	$92.6	$110.4

Less: Depreciation and amortization	11.9	14.3	15.5	16.0
Adjusted EBIT	$46.8	$59.5	$77.2	$94.4

	2012	2013	2014	2015
Net income margin	19.7%	22.8%	25.8%	27.9%
Provision for income taxes margin	13.1	15.1	17.1	18.5
Interest and other income (expense), net margin	(0.1)	—	—	—
Depreciation and amortization margin	9.5	9.9	9.2	8.3
Initial public offering expenses margin	1.1	—	—	—
Unadjusted EBITDA Margin	43.3%	47.8%	52.1%	54.6%

	2012	2013	2014	2015
Net income	$24.7	$32.9	$43.5	$53.8
Initial public offering expenses, net of tax	0.8	—	—	—
Unadjusted Net Income	$25.6	$32.9	$43.5	$53.8

Stock-based compensation expense, net of tax	2.7	2.9	2.9	3.0
Adjusted Net Income	$28.2	$35.8	$46.4	$56.8

	2012	2013	2014	2015
Operating Expenses	$84.4	$89.8	$96.3	$103.5
Less: Depreciation and amortization	11.9	14.3	15.5	16.0
Less: Stock-based compensation expense	4.4	4.8	4.8	5.0
Less: Initial public offering expenses	1.4	—	—	—
Adjusted Operating Expenses	$66.7	$70.7	$76.1	$82.5

Set forth below are reconciliations of the non-GAAP financial measures in the table captioned “Company Management Case 1 Summary” to what the Company believes represent the most comparable GAAP financial measures, as of the date the information included in the financial projections was prepared (dollars in millions; totals may not add due to rounding):

	2012	2013	2014	2015
Net income	$26.4	$37.5	$51.9	$64.6
Provision for income taxes	17.5	24.8	34.4	42.8
Interest and other income (expense), net	(0.1)	—	—	—
Depreciation and amortization	11.9	14.5	16.1	17.0
Initial public offering expenses	1.4	—	—	—
Unadjusted EBITDA	$57.0	$76.7	$102.4	$124.4

Stock-based compensation expense	4.4	4.8	4.8	5.1
Adjusted EBITDA	$61.5	$81.5	$107.2	$129.5

Less: Depreciation and amortization	11.9	14.5	16.1	17.0
Adjusted EBIT	$49.5	$67.0	$91.1	$112.5

	2012	2013	2014	2015
Net income margin	20.6%	24.0%	27.4%	29.1%
Provision for income taxes margin	13.6	15.9	18.2	19.3
Interest and other income (expense), net margin	(0.1)	—	—	—
Depreciation and amortization margin	9.3	9.3	8.5	7.7
Initial public offering expenses margin	1.1	—	—	—
Unadjusted EBITDA Margin	44.5%	49.2%	54.0%	56.1%

	2012	2013	2014	2015
Net income	$26.4	$37.5	$51.9	$64.6
Initial public offering expenses, net of tax	0.8	—	—	—
Unadjusted Net Income	$27.2	$37.5	$51.9	$64.6

Stock-based compensation expense, net of tax	2.7	2.9	2.9	3.1
Adjusted Net Income	$29.9	$40.3	$54.8	$67.7

	2012	2013	2014	2015
Operating Expenses	$84.4	$93.6	$103.1	$114.2
Less: Depreciation and amortization	11.9	14.5	16.1	17.0
Less: Stock-based compensation expense	4.4	4.8	4.8	5.1
Less: Initial public offering expenses	1.4	—	—	—
Adjusted Operating Expenses	$66.7	$74.4	$82.3	$92.1

Set forth below are reconciliations of the non-GAAP financial measures in the table captioned “Company Management Case 3 Summary” to what the Company believes represent the most comparable GAAP financial measures, as of the date the information included in the financial projections was prepared (dollars in millions; totals may not add due to rounding):

	2012	2013	2014	2015
Net income	$24.0	$28.5	$34.4	$40.2
Provision for income taxes	15.9	18.9	22.8	26.6
Interest and other income (expense), net	(0.1)	—	—	—
Depreciation and amortization	11.9	14.0	14.8	14.7
Initial public offering expenses	1.4	—	—	—
Unadjusted EBITDA	$53.2	$61.4	$72.0	$81.5

Stock-based compensation expense	4.4	4.8	4.8	4.9
Adjusted EBITDA	$57.6	$66.2	$76.8	$86.4

Less: Depreciation and amortization	11.9	14.0	14.8	14.7
Adjusted EBIT	$45.7	$52.1	$62.1	$71.7

	2012	2013	2014	2015
Net income margin	19.3%	21.1%	23.1%	24.8%
Provision for income taxes margin	12.8	14.0	15.3	16.4
Interest and other income (expense), net margin	(0.1)	—	—	—
Depreciation and amortization margin	9.6	10.4	9.9	9.1
Initial public offering expenses margin	1.1	—	—	—
Unadjusted EBITDA Margin	42.8%	45.5%	48.4%	50.3%

	2012	2013	2014	2015
Net income	$24.0	$28.5	$34.4	$40.2
Initial public offering expenses, net of tax	0.8	—	—	—
Unadjusted Net Income	$24.9	$28.5	$34.4	$40.2

Stock-based compensation expense, net of tax	2.7	2.9	2.9	2.9
Adjusted Net Income	$27.5	$31.4	$37.3	$43.1

	2012	2013	2014	2015
Operating Expenses	$84.4	$87.6	$91.6	$95.1
Less: Depreciation and amortization	11.9	14.0	14.8	14.7
Less: Stock-based compensation expense	4.4	4.8	4.8	4.9
Less: Initial public offering expenses	1.4	—	—	—
Adjusted Operating Expenses	$66.7	$68.8	$72.0	$75.5

Item 9.    Exhibits.

Item 9, “Exhibits” of the Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto, and the Schedule 14D-9 is hereby amended and supplemented by adding the exhibit filed herewith as an exhibit thereto:

“(a)(5)(F)                                             Amended Class Action Complaint dated July 24, 2012 (Dart Seasonal Products Retirement Plan v. FX Alliance Inc.) (incorporated by reference to Exhibit (a)(5)(F) to the Schedule TO).

(a)(5)(G)                                                 Amended Class Action Complaint dated July 24, 2012 (Rubin v. FX Alliance Inc.) (incorporated by reference to Exhibit (a)(5)(G) to the Schedule TO).

(a)(5)(H)                                                Joint press release issued by FX Alliance Inc. and Thomson Reuters Corporation, dated July 31, 2012 (incorporated by reference to Exhibit (a)(5)(H) to the Schedule TO).

(a)(5)(I)                                                     Stipulation of Voluntary Discontinuance Without Prejudice, dated July 26, 2012 (Rubin v. FX Alliance Inc.) (incorporated by reference to Exhibit (a)(5)(I) to the Schedule TO).

(a)(5)(J)                                                     Stipulation of Voluntary Discontinuance Without Prejudice, dated July 26, 2012 (Dart Seasonal Products Retirement Plan v. FX Alliance Inc.) (incorporated by reference to Exhibit (a)(5)(J) to the Schedule TO).

(a)(5)(K)                                                Class Action Complaint dated July 27, 2012 (Rubin v. FX Alliance Inc.) (incorporated by reference to Exhibit (a)(5)(K) to the Schedule TO).

(e)(19)            Letter re: Partial Waiver of Lock-Up Agreement, dated July 26, 2012, by Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated to TCV VI, L.P. and TCV Member Fund, L.P. (incorporated by reference to Exhibit (d)(6) to the Schedule TO).

(e)(20)            Letter re: Partial Waiver of Lock-Up Agreement, dated July 26, 2012, by Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated to John W. Cooley (incorporated by reference to Exhibit (d)(7) to the Schedule TO).

(e)(21)            Letter re: Partial Waiver of Lock-Up Agreement, dated July 26, 2012, by Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated to Philip Z. Weisberg (incorporated by reference to Exhibit (d)(8) to the Schedule TO).

(e)(22)            Letter re: Partial Waiver of Lock-Up Agreement, dated July 26, 2012, by Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated to certain stockholders of FX Alliance Inc. (incorporated by reference to Exhibit (d)(9) to the Schedule TO).”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FX ALLIANCE INC.

By:	/s/ Philip Z. Weisberg
Name:	Philip Z. Weisberg
Title:	Chief Executive Officer

Dated: July 31, 2012